UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Gazit-Globe Ltd.

(Name of Issuer)

Ordinary Shares. NIS 1.00 par value

(Title of Class of Securities)

M4793C102

(CUSIP Number)

Eran Ballan

Gazit-Globe Ltd

1 Hashalom Road

Tel-Aviv, Israel 67892

Tel: (03) 694-8000

Fax: (03) 696-1910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Chaim Katzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States and Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 92,915,571 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 92,915,571 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,915,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.21%
14.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 92,915,571 ordinary shares held by the Norstar Group (as defined below) of which Mr. Katzman is a controlling shareholder. See also Item 5 below.

CUSIP No. M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Dor J. Segal
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States and Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 720,000
	8.	Shared Voting Power 92,915,571 (2)
	9.	Sole Dispositive Power 720,000
	10.	Shared Dispositive Power 92,915,571 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,635,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.64%
14.	Type of Reporting Person (See Instructions) IN

(2)	Comprised of 92,915,571 ordinary shares held by the Norstar Group (as defined below) of which Mr. Segal may be deemed a controlling shareholder. See also explanatory note in Item 5 below.

CUSIP No. M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Erica Ottosson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada and Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 92,915,571 (3)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 92,915,571 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,915,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.21%
14.	Type of Reporting Person (See Instructions) IN

(3)	Comprised of 92,915,571 ordinary shares held by the Norstar Group (as defined below) of which Ms. Ottosson may be deemed a controlling shareholder. See also explanatory note in Item 5 below.

CUSIP No. M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Norstar Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 92,915,571
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 92,915,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,915,571 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.21%
14.	Type of Reporting Person (See Instructions) CO

(4)	Consists of 20,853,470 shares held directly by Norstar Holdings Inc. See explanatory note in Item 5 regarding breakdown of direct holdings of Norstar Holdings Inc. and those of its wholly-owned subsidiaries.

CUSIP No. M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Norstar Israel Ltd. 98-0627801
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 72,062,101
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 72,062,101
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,062,101 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.59%
14.	Type of Reporting Person (See Instructions) CO

(5)	Consists of 47,381,933 shares held directly by Norstar Israel Ltd. See explanatory note in Item 5 regarding the breakdown of the holdings of the Norstar Group.

CUSIP No. M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Norstar Israel Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 24,345,507
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 24,345,507
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,345,507 (6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.73%
14.	Type of Reporting Person (See Instructions) CO

(6)	See explanatory note in Item 5 regarding the breakdown of the holdings of the Norstar Group.

CUSIP No. M4793C102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Norstar Underwriting (1994) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 334,661
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 334,661
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 334,661 (7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) .20%
14.	Type of Reporting Person (See Instructions) CO

(7)	See explanatory note in Item 5 regarding the breakdown of the holdings of the Norstar Group.

Item 2. Identity and Background

Item 2 of the Initial 13D is amended and restated in its entirety as follows:

(a) This statement is filed by (i) Norstar Holdings Inc., a Panamanian corporation, that is publicly traded on the Tel-Aviv Stock Exchange, its wholly-owned subsidiary (ii) Norstar Israel Ltd., an Israeli corporation, and its wholly-owned subsidiaries (iii) Norstar Israel Holdings Ltd., an Israeli corporation, and (iv) Norstar Underwriting (1994) Ltd., an Israeli corporation (Norstar Holdings Inc., Norstar Israel Ltd., Norstar Israel Holdings Ltd., and Norstar Underwriting (1994) Ltd., collectively, the “Norstar Group”), (v) Chaim Katzman, a citizen of the United States and Israel, (vi) Dor J. Segal, a citizen of the United States and Israel, and (vii) Erica Ottosson, a citizen of Canada and Sweden ((i)-(vii) collectively, the “Reporting Persons”).

(b) The business address of Norstar Holdings Inc. is C/O Meitar Liquornik Geva & Leshem Brandwein, Law Offices, 16 Abba Hillel Rd., Ramat Gan 52506, Israel. The business address of each of Norstar Israel Ltd., Norstar Israel Holdings Ltd., and Norstar Underwriting (1994) Ltd. is 1 Hashalom Road, Tel-Aviv, Israel 67892. The business address of Mr. Katzman is 1696 NE Miami Gardens Drive, North Miami Beach, FL 33179. The business address of Mr. Segal is 85 Hanna Avenue, Suite 400, Toronto, Ontario M6K 3S3. The business of address of Ms. Ottosson is 15 Mill Street, Toronto, Ontario M5A 3R6.

(c) The principal business of the Norstar Group is the holding of the Issuer’s shares. Norstar Holdings Inc. is a public company traded on the Tel-Aviv Stock Exchange (TASE) under the ticker symbol “NSTR”. The Norstar Group is the majority shareholder of the Issuer. In addition, Norstar Group holds shares in Ormat Industries Ltd., a publicly-traded Israeli company listed on the TASE, and has other non-material holdings in publicly-traded companies. Chaim Katzman is the Chairman of the Board of Norstar Holdings Inc. and Chairman of the Board of the Issuer, and he is also a board member of Norstar Israel Ltd. Dor J. Segal is a board member of Norstar Holdings Inc. and Executive Vice-Chairman of the Board of the Issuer, and he is also a board member of each of Norstar Israel Ltd., Norstar Israel Holdings Ltd., and Norstar Underwriting (1994) Ltd. Erica Ottosson (the spouse of Mr. Segal) is a gallery director.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See (a) in this section.

Issuer is traded on the TASE under the ticker symbol “GLOB” and on the New York Stock Exchange (NYSE) under the ticker symbol “GZT”. Approximately 56.21% of Issuer’s ordinary shares (the “Ordinary Shares”) are owned directly by the Norstar Group. Chaim Katzman, Chairman of the Board of Directors of Issuer, controls approximately 48.6% of the ordinary shares of Norstar Holdings Inc. and is Chairman of the Board of Norstar Holdings Inc. Dor J. Segal, Executive Vice-Chairman of the Board of Directors of Issuer controls approximately 9.6% of the ordinary shares of Norstar Holdings Inc. and is a Director of Norstar Holdings Inc. In addition, Mr. Segal beneficially owns approximately 0.44% of the ordinary shares of the Issuer directly. Ms. Ottosson, Mr. Segal’s spouse, holds 6.4% of the ordinary shares of Norstar Holdings Inc. as well as additional shares indirectly (see Item 5 below). Accordingly, even though Issuer’s Board of Directors includes a majority of independent directors, Mr. Katzman , Mr. Segal, and Ms. Ottosson may be deemed to control the Issuer.

The information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the “Covered Persons”), is set forth below.

The name, residence or business address, present principal occupation and the name and address of any corporation or organization in which such employment is conducted and the citizenship of each of the Executive Officers and Directors are also set forth below.

Covered Persons with Respect to Norstar Holdings Inc. *

Name, Position with Norstar Holdings Inc. & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman, Chairman of the Board of Directors c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chairman of the Board of Issuer	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	USA, Israel

Shulamit Rozen-Katzman MD; Vice-Chairman of the Board of Directors c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Medical Doctor	Shulamit Rozen-Katzman MD c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	USA, Israel

Dor J. Segal Director c/o First Capital Realty 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	President and Chief Executive Officer of First Capital Realty Inc.	First Capital Realty Inc. 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	USA, Israel

Juda Erlich; Director; 18, Herzfeld Street, Kiryat Ono, Israel	Independent Accountant	Juda Erlich 18, Herzfeld Street, Kiryat Ono, Israel	Israel

Itschak Friedman; Director	CEO, Starlims Technologies Corporation	Starlims Technologies Corporation 4000 Hollywood Blvd., Ste. 333 South Hollywood, FL 33021	USA, Israel

Shmuel Messenberg; Director; 15 Hefetz Mordechai Street, Petach Tikva, Israel	Business Consultant	Shmuel Messenberg 15 Hefetz Mordechai Street, Petach Tikva, Israel	Israel

Aviad (Adi) Armoni; Director; 19 Yehuda Hanasi Street, Tel Aviv, Israel	Dean of the Business School at The College of Management Academic Studies; Head of Graduate School of Business; Chairman, founder and owner of KBIS Ltd.;	A. Bina Consultancy and Management Ltd. 19 Yehuda Hanasi Street, Tel Aviv, Israel	Israel

Dina Ben-Ari; Director 3951 194 TR. Sunny Isles Florida 33160	Head of Friends of the IDF, Miami, Florida	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	USA, Israel

Gil Kotler; Controller c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Controller, Norstar Holdings Inc.	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Israel

Mia Stark; Chief Administrative Officer c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chief Administrative Officer, Norstar Holdings Inc.	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Israel

Varda Zuntz; Company Secretary c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Company Secretary, Issuer	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

*	See Item 5 below regarding Chaim Katzman’s, Dor J. Segal’s, and Erica Ottosson’s holdings in Norstar Holdings Inc.

Covered Persons with Respect to Norstar Israel Ltd.*

Name, Position with Norstar Israel Ltd. and Norstar Israel Holdings Ltd. & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman, Director** c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179

Dor J. Segal Director** c/o First Capital Realty 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada

Gil Kotler; Director** c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179

Varda Zuntz; Director** c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel

*	See Item 5 below regarding Norstar Holdings Inc.’s ownership of Norstar Israel Ltd. and Norstar Israel Holdings Ltd. and regarding Chaim Katzman’s Dor J. Segal’s, and Erica Ottosson’s holdings in Norstar Holdings Inc.
**	See information provided for Covered Persons for Norstar Holdings Inc.

Covered Persons with Respect Norstar Israel Holdings Ltd.*

Name, Position with Norstar Israel Ltd. and Norstar Israel Holdings Ltd. & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dor J. Segal Director** c/o First Capital Realty 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada

Gil Kotler; Director** c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179

Varda Zuntz; Director** c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel

*	See Item 5 below regarding Norstar Holdings Inc.’s ownership of Norstar Israel Ltd. and Norstar Israel Holdings Ltd. and regarding Chaim Katzman’s , Dor J. Segal’s, and Erica Ottosson’s holdings in Norstar Holdings Inc.
**	See information provided for Covered Persons for Norstar Holdings Inc.

Covered Persons with Respect to Norstar Underwriting (1994) Ltd.*

Name, Position with Norstar Underwriting (1994) Ltd. & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dor J. Segal Director** c/o First Capital Realty 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada

Gil Kotler; Director** c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel

Varda Zuntz; Director** c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel

*	See Item 5 below regarding Norstar Holdings Inc.’s ownership of Norstar Underwriting (1994) Ltd. and Chaim Katzman’s , Dor J. Segal’s, and Erica Ottosson’s holdings in Norstar Holdings Inc.
**	See information provided for Covered Persons for Norstar Holdings Inc.

Item. 5 Interest in Securities of the Issuer

Item 5 of the Initial 13D is amended and restated in its entirety as follows:

(a) The Norstar Group currently beneficially owns 92,915,571 ordinary shares of the Issuer, which represents 56.21% of the Issuer’s outstanding ordinary shares. The percentage of beneficial ownership of the Norstar Group, as reported in this Schedule 13D, was calculated by dividing (i) the total number of ordinary shares beneficially owned by the Norstar Group as of January 6, 2013 as set forth in this Schedule 13D, by 165,311,612 ordinary shares (which does not include treasury shares which do not contain voting rights) issued and outstanding as of January 27, 2013. Of the aforementioned share amount, Norstar Holdings Inc. holds 20,853,470 shares directly, its wholly-owned subsidiary Norstar Israel Ltd. holds 47,381,933 ordinary shares, whose wholly-owned subsidiaries, Norstar Israel Holdings Ltd. and Norstar Underwriting (1994) Ltd. also hold 24,345,507 ordinary shares and 334,661 ordinary shares, respectively.

As of January 6, 2013, Chaim Katzman, Chairman of the Issuer and Chairman of Norstar Holdings Inc., and board member of Norstar Israel Ltd., holds 29.25% of the outstanding shares of Norstar Holdings Inc., including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly; First U.S. Financial, LLC, or FUF, holds 19.3% of the outstanding shares of Norstar Holdings Inc.; Dor J. Segal, Executive Vice-Chairman of the Issuer and a Director in Norstar Holdings Inc., holds 9.6% of the outstanding shares of Norstar Holdings Inc. and Erica Ottosson holds 6.4% of the outstanding shares of Norstar Holdings Inc. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar Holdings Inc. held by FUF. FUF is owned by Mr. Katzman, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. On January 30, 2013, Mr. Katzman, together with related parties (collectively, the “Katzman Group”) and Mr. Segal, Ms. Ottosson, together with related parties (collectively, the “Segal Group”), entered into a shareholders agreement (the “Shareholders Agreement”), with respect to their outstanding shares in Norstar Holdings Inc. (see description in Item 6 below). During the past three years, the Norstar Group’s holdings of Issuer’s ordinary shares ranged from approximately 55% of its outstanding share capital to 69% of its outstanding share capital. Most of the shares held by the Norstar Group, not including those acquired pursuant to the Issuer’s public offering in the United States, on December 14, 2011, are pledged to financial institutions in Israel to secure revolving credit facilities and/or to secure indebtedness of the Norstar Group. Mr. Segal holds 720,000 shares of the Issuer directly.

Mr. Katzman currently beneficially owns 92,915,571 ordinary shares (comprised of the amount held by the Norstar Group disclosed in (a) above of this section) of the Issuer, which represents 56.21% of the Issuer’s outstanding ordinary shares. The percentage of beneficial ownership of Mr. Katzman, as reported in this Schedule 13D, was calculated by dividing (i) the total number of ordinary shares beneficially owned by Mr. Katzman as of January 6, 2013 as set forth in this Schedule 13D, by 165,311,612 ordinary shares (which does not include treasury shares which do not contain voting rights) issued and outstanding as of January 24, 2013.

Mr. Segal currently beneficially owns 93,635,571 ordinary shares (including the amount held by the Norstar Group disclosed in (a) above of this section) of the Issuer, which represents 56.64% of the Issuer’s outstanding ordinary shares. The percentage of beneficial ownership of Mr. Segal, as reported in this Schedule 13D, was calculated by dividing (i) the total number of ordinary shares beneficially owned by Mr. Segal as of January 24, 2013 as set forth in this Schedule 13D, by 165,311,612 ordinary shares (which does not include treasury shares which do not contain voting rights) issued and outstanding as of January 24, 2013.

Ms. Ottosson currently beneficially owns 92,915,571 ordinary shares (comprised of the amount held by the Norstar Group disclosed in (a) above of this section) of the Issuer, which represents 56.21% of the Issuer’s outstanding ordinary shares. The percentage of beneficial ownership of Ms. Ottosson, as reported in this Schedule 13D, was calculated by dividing (i) the total number of ordinary shares beneficially owned by Ms. Ottosson as of January 6, 2013 as set forth in this Schedule 13D, by 165,311,612 ordinary shares (which does not include treasury shares which do not contain voting rights) issued and outstanding as of January 24, 2013.

(b) The Reporting Persons have shared power to vote or to direct the vote and dispose or direct the disposition of 92,915,571 ordinary shares. Mr. Segal has sole power to vote or to direct the vote and dispose or direct the disposition of 720,000 ordinary shares.

(c) On October 25, 2012, Mr. Katzman sold on the TASE 200,949 ordinary shares of the Issuer under his sole dispositive power at price of NIS 42.94 per share. None of the other Reporting Persons has effected any transactions in the shares of Issuer during the past 60 days.

(d) Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Norstar Group, Mr. Katzman, Mr. Segal, or Ms. Ottosson.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial 13D is amended and supplemented as follows:

The Shareholders Agreement provided that (i) each member of the Katzman Group will vote, subject to certain conditions, all of its shares and any other voting securities of Norstar Holdings Inc. over which it has voting control for the election to Norstar Holdings Inc.’s board of directors of two directors designated by the Segal Group and that (ii) each member of the Segal Group will vote all of its shares and any other voting securities of Norstar over which it has voting control for nominees to the Board of Directors as directed in writing by a representative of the Katzman Group. The Shareholders Agreement also provides that if any member of the Katzman Group or any member of the Segal Group proposes to sell, other than pursuant to an open-market transaction or a de minimis transaction (each involving less than 2% of Norstar Holding Inc’s outstanding stock per calendar quarter), any of its shares of Norstar, each member of the other group shall have “tag-along” rights to require their shares of Norstar’s stock be sold alongside the seller’s shares and for the same terms.

In addition, as noted in Item 5 above, the Norstar Group has pledged 67,495,000 shares of the Issuer to financial institutions in Israel to secure revolving credit facilities and 4,220,000 shares of the Issuer to secure outstanding debentures in Israel.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Initial 13D is amended and supplemented to include the following:

Exhibit 1.	Joint Filing Agreement, by and among the Reporting Persons, dated January 31, 2013

Exhibit 2.	Stockholders Agreement, dated January 30, 2013, by and among, Mr. Chaim Katzman , First US Financial LLC, Mr. Dor J. Segal, and Mrs. Erica Ottosson

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 31, 2013

Chaim Katzman

By:	/s/ Chaim Katzman Name: Chaim Katzman

Dor J. Segal

By:	/s/ Dor J. Segal Name: Dor J. Segal

Erica Ottosson

By:	/s/ Erica Ottosson Name: Erica Ottosson

Norstar Holdings Inc.

By:	/s/ Eran Ballan Name: Eran Ballan Title: Authorized Signatory

By:	/s/ Varda Zuntz Name: Varda Zuntz Title: Authorized Signatory

Norstar Israel Ltd.

By:	/s/ Eran Ballan Name: Eran Ballan Title: Authorized Signatory

By:	/s/ Varda Zuntz Name: Varda Zuntz Title: Authorized Signatory

Norstar Israel Holdings Ltd.

By:	/s/ Eran Ballan
Name: Eran Ballan
Title: Authorized Signatory

By:	/s/ Varda Zuntz Name: Varda Zuntz
Title: Authorized Signatory

Norstar Underwriting (1994) Ltd.

By:	/s/ Eran Ballan Name: Eran Ballan
Title: Authorized Signatory

By:	/s/ Varda Zuntz Name: Varda Zuntz Title: Authorized Signatory